Exhibit 99.1

NIO Inc. Reports Unaudited First Quarter 2024 Financial Results

SHANGHAI, China, June 6, 2024 (GLOBE NEWSWIRE) -- NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the premium smart electric vehicle market, today announced its unaudited financial results for the first quarter ended March 31, 2024.

Operating Highlights for the First Quarter of 2024

•	Vehicle deliveries were 30,053 in the first quarter of 2024, consisting of 17,809 premium smart electric SUVs and 12,244 premium smart electric sedans, representing a decrease of 3.2% from the first quarter of 2023, and a decrease of 39.9% from the fourth quarter of 2023.

Key Operating Results

	2024 Q1	2023 Q4	2023 Q3	2023 Q2
Deliveries	30,053	50,045	55,432	23,520

	2023 Q1	2022 Q4	2022 Q3	2022 Q2
Deliveries	31,041	40,052	31,607	25,059

Financial Highlights for the First Quarter of 2024

•	Vehicle sales were RMB8,381.3 million (US$1,160.8 million)[i] in the first quarter of 2024, representing a decrease of 9.1% from the first quarter of 2023 and a decrease of 45.7% from the fourth quarter of 2023.

•	Vehicle marginii was 9.2% in the first quarter of 2024, compared with 5.1% in the first quarter of 2023 and 11.9% in the fourth quarter of 2023.

•	Total revenues were RMB9,908.6 million (US$1,372.3 million) in the first quarter of 2024, representing a decrease of 7.2% from the first quarter of 2023 and a decrease of 42.1% from the fourth quarter of 2023.

•	Gross profit was RMB487.7 million (US$67.6 million) in the first quarter of 2024, representing an increase of 200.5% from the first quarter of 2023 and a decrease of 61.9% from the fourth quarter of 2023.

•	Gross margin was 4.9% in the first quarter of 2024, compared with 1.5% in the first quarter of 2023 and 7.5% in the fourth quarter of 2023.

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•	Loss from operations was RMB5,394.1 million (US$747.1 million) in the first quarter of 2024, representing an increase of 5.5% from the first quarter of 2023 and a decrease of 18.6% from the fourth quarter of 2023. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB5,112.7 million (US$708.1 million) in the first quarter of 2024, representing an increase of 13.1% from the first quarter of 2023 and a decrease of 15.6% from the fourth quarter of 2023.

•	Net loss was RMB5,184.6 million (US$718.1 million) in the first quarter of 2024, representing an increase of 9.4% from the first quarter of 2023 and a decrease of 3.4% from the fourth quarter of 2023. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB4,903.2 million (US$679.1 million) in the first quarter of 2024, representing an increase of 18.1% from the first quarter of 2023 and an increase of 2.1% from the fourth quarter of 2023.

•	Cash and cash equivalents, restricted cash, short-term investment and long-term time deposits were RMB45.3 billion (US$6.3 billion) as of March 31, 2024.

Key Financial Results for the First Quarter of 2024

(in RMB million, except for percentage)

	2024 Q1	2023 Q4	2023 Q1	% Changeiii
				QoQ		YoY
Vehicle Sales	8,381.3	15,438.7	9,224.5	-45.7%		-9.1%
Vehicle Margin	9.2%	11.9%	5.1%	-270	bp	410	bp

Total Revenues	9,908.6	17,103.2	10,676.5	-42.1%		-7.2%
Gross Profit	487.7	1,279.2	162.3	-61.9%		200.5%
Gross Margin	4.9%	7.5%	1.5%	-260	bp	340	bp

Loss from Operations	(5,394.1)	(6,625.3)	(5,111.8)	-18.6%		5.5%
Adjusted Loss from Operations (non-GAAP)	(5,112.7)	(6,059.3)	(4,522.4)	-15.6%		13.1%

Net Loss	(5,184.6)	(5,367.7)	(4,739.5)	-3.4%		9.4%
Adjusted Net Loss (non-GAAP)	(4,903.2)	(4,801.7)	(4,150.1)	2.1%		18.1%

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Recent Developments

Deliveries in April and May 2024

•	NIO delivered 15,620 vehicles in April 2024 and 20,544 vehicles in May 2024. As of May 31, 2024, cumulative deliveries of NIO vehicles reached 515,811.

Launch of ONVO and its First Model L60

•	On May 15, 2024, ONVO, the second smart electric vehicle brand of NIO Inc., made its debut. ONVO originates from “On Voyage,” and its Chinese name, “Le Dao,” translates to “Path to Happiness,” meaning “Happiness on Every Path We Travel With Family.” The logo of ONVO resembles an upward path, representing ONVO’s aspiration of growing with all the families on a path always going up and full of happiness. With a focus on families, ONVO is committed to creating better family life, and bringing better brand and product experiences to family users. On the same day, ONVO introduced its first product, the L60, a family-oriented smart electric mid-size SUV. The L60 is now accepting pre-orders in China.

Share Lending Program on Singapore Exchange

•	On May 21, 2024, CHJ Limited, a wholly-owned, consolidated special purpose vehicle of NIO, commenced its participation as a lender in the Singapore Exchange Securities Trading Limited securities lending program (the “SGX Securities Lending Program”). Under this program, CHJ Limited will lend up to 2,000,000 of NIO’s Class A ordinary shares. Borrowers registered under the SGX Securities Lending Program may borrow the Class A ordinary shares of NIO from the SGX Securities Lending Program and such shares may be publicly traded.

Investment in NIO Power

•	On May 31, 2024, NIO Holding Co., Ltd. (“NIO China”), a subsidiary of the Company, and NIO Energy Investment (Hubei) Co., Ltd. (“NIO Power”), a wholly-owned subsidiary of NIO China, entered into definitive agreements with Wuhan Guangchuang Emerging Technology Phase I Venture Capital Fund Partnership (Limited Partnership) (the “Investor”) for an investment in NIO Power. Pursuant to these agreements, the Investor will initially invest RMB1.0 billion in cash in NIO Power, subject to the satisfaction of customary closing conditions in the definitive agreements. Upon completion of the investment, the Investor will hold a 10% equity interest in NIO Power and will be entitled to certain customary investor rights. The Investor has the right to invest up to an additional RMB500 million in NIO Power at the same valuation as the current transaction, prior to the closing of NIO Power’s next financing round.

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CEO and CFO Comments

“Despite the intensifying market competition, NIO’s premium brand positioning, industry-leading technologies, and innovative ‘chargeable, swappable, upgradeable’ power experience have been recognized for their exceptional competitiveness, leading to solid sequential growth in vehicle deliveries in recent months. In April and May 2024, NIO delivered 15,620 and 20,544 vehicles respectively, representing a substantial year-over-year growth of 134.6% and 233.8%,” said William Bin Li, founder, chairman and chief executive officer of NIO.

“In April 2024, we launched the 2024 ET7 Executive Edition, featuring 180 upgrades tailored to the needs of business travelers and professionals, further enhancing our competitiveness in the premium sedan market. In addition, with a commitment to create better family life, our new smart electric vehicle brand, ONVO, along with its inaugural product L60, was unveiled in May 2024. With ONVO joining our brand lineup, we are poised to expand into the broader mainstream mass market and embark on the next stage of high-quality growth.” added William Bin Li.

“We are continuously enhancing the operational efficiency of our power and service network and aim to consistently extend our services to a wider user base. As of today, we have forged strategic partnerships with seven automakers in China to promote the standardization and adoption of battery swapping technologies, underscoring the long-term strategic value of our extensive power network,” added Steven Wei Feng, NIO’s chief financial officer, “Our focus remains on strengthening execution efficiency, optimizing cost management, and accelerating market share growth.”

Financial Results for the First Quarter of 2024

Revenues

•	Total revenues in the first quarter of 2024 were RMB9,908.6 million (US$1,372.3 million), representing a decrease of 7.2% from the first quarter of 2023 and a decrease of 42.1% from the fourth quarter of 2023.

•	Vehicle sales in the first quarter of 2024 were RMB8,381.3 million (US$1,160.8 million), representing a decrease of 9.1% from the first quarter of 2023 and a decrease of 45.7% from the fourth quarter of 2023. The decrease in vehicle sales over the first quarter of 2023 was mainly due to a lower average selling price as a result of user rights adjustments since June 2023, and the decrease in delivery volume. The decrease in vehicle sales over the fourth quarter of 2023 was mainly attributable to a decrease in delivery volume, which was affected by seasonal factors.

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•	Other sales in the first quarter of 2024 were RMB1,527.3 million (US$211.5 million), representing an increase of 5.2% from the first quarter of 2023 and a decrease of 8.2% from the fourth quarter of 2023. The increase in other sales over the first quarter of 2023 was mainly due to the increase in sales of parts, after-sales vehicle services, and provision of power solutions, as a result of continued growth in the number of users, and partially offset by a decrease in revenue from sales of used cars and auto financing services. The decrease in other sales over the fourth quarter of 2023 was mainly due to a decrease in revenue from sales of used cars.

Cost of Sales and Gross Margin

•	Cost of sales in the first quarter of 2024 was RMB9,420.9 million (US$1,304.8 million), representing a decrease of 10.4% from the first quarter of 2023 and a decrease of 40.5% from the fourth quarter of 2023. The decrease in cost of sales over the first quarter of 2023 was mainly attributable to the decreased material cost per vehicle and the decrease in delivery volume. The decrease in cost of sales over the fourth quarter of 2023 was mainly attributable to a decrease in delivery volume.

•	Gross profit in the first quarter of 2024 was RMB487.7 million (US$67.6 million), representing an increase of 200.5% from the first quarter of 2023 and a decrease of 61.9% from the fourth quarter of 2023.

•	Gross margin in the first quarter of 2024 was 4.9%, compared with 1.5% in the first quarter of 2023 and 7.5% in the fourth quarter of 2023. The increase of gross margin over the first quarter of 2023 was mainly attributable to the increased vehicle margin. The decrease of gross margin over the fourth quarter of 2023 was mainly attributable to the lower vehicle margin.

•	Vehicle margin in the first quarter of 2024 was 9.2%, compared with 5.1% in the first quarter of 2023 and 11.9% in the fourth quarter of 2023. The increase in vehicle margin from the first quarter of 2023 was mainly attributable to decreased material cost per unit. The decrease in vehicle margin from the fourth quarter of 2023 was mainly due to lower average selling price as a result of increased promotion during product transitioning, changes in product mix, and partially offset by the decreased material cost per unit.

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Operating Expenses

•	Research and development expenses in the first quarter of 2024 were RMB2,864.2 million (US$396.7 million), representing a decrease of 6.9% from the first quarter of 2023 and a decrease of 27.9% from the fourth quarter of 2023. Excluding share-based compensation expenses, research and development expenses (non-GAAP) were RMB2,658.2 million (US$368.2 million), representing a decrease of 2.0% from the first quarter of 2023 and a decrease of 26.5% from the fourth quarter of 2023. The decrease in research and development expenses over the first quarter of 2023 and the fourth quarter of 2023 was mainly due to decreased design and development costs resulting from different stages of development for new products and technologies, and decreased personnel costs in research and development functions in the first quarter of 2024.

•	Selling, general and administrative expenses in the first quarter of 2024 were RMB2,996.8 million (US$415.1 million), representing an increase of 22.5% from the first quarter of 2023 and a decrease of 24.6% from the fourth quarter of 2023. Excluding share-based compensation expenses, selling, general and administrative expenses (non-GAAP) were RMB2,931.1 million (US$406.0 million), representing an increase of 30.9% from the first quarter of 2023 and a decrease of 22.5% from the fourth quarter of 2023. The increase in selling, general and administrative expenses over the first quarter of 2023 was mainly attributable to (i) the increase in personnel costs related to sales functions, (ii) the increase in expenses related to the Company’s sales and service network expansion, and (iii) the increase in sales and marketing activities. The decrease in selling, general and administrative expenses over the fourth quarter of 2023 was mainly due to (i) the decrease in sales and marketing activities and professional services, and (ii) the decrease in personnel costs related to sales and general corporate functions.

Loss from Operations

•	Loss from operations in the first quarter of 2024 was RMB5,394.1 million (US$747.1 million), representing an increase of 5.5% from the first quarter of 2023 and a decrease of 18.6% from the fourth quarter of 2023. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB5,112.7 million (US$708.1 million) in the first quarter of 2024, representing an increase of 13.1% from the first quarter of 2023 and a decrease of 15.6% from fourth quarter of 2023.

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Net Loss and Earnings Per Share/ADS

•	Net loss in the first quarter of 2024 was RMB5,184.6 million (US$718.1 million), representing an increase of 9.4% from the first quarter of 2023 and a decrease of 3.4% from the fourth quarter of 2023. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB4,903.2 million (US$679.1 million) in the first quarter of 2024, representing an increase of 18.1% from the first quarter of 2023 and an increase of 2.1% from the fourth quarter of 2023.

•	Net loss attributable to NIO’s ordinary shareholders in the first quarter of 2024 was RMB5,257.9 million (US$728.2 million), representing an increase of 9.5% from the first quarter of 2023 and a decrease of 6.0% from the fourth quarter of 2023. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB4,897.0 million (US$678.2 million) in the first quarter of 2024.

•	Basic and diluted net loss per ordinary share/ADS in the first quarter of 2024 were both RMB2.57 (US$0.36), compared with RMB2.91 in the first quarter of 2023 and RMB3.18 in the fourth quarter of 2023. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per share/ADS (non-GAAP) were both RMB2.39 (US$0.33), compared with RMB2.51 in the first quarter of 2023 and RMB2.81 in the fourth quarter of 2023.

Balance Sheet

•	Balance of cash and cash equivalents, restricted cash, short-term investment and long-term time deposits was RMB45.3 billion (US$6.3 billion) as of March 31, 2024.

Business Outlook

For the second quarter of 2024, the Company expects:

•	Deliveries of vehicles to be between 54,000 and 56,000 units, representing an increase of approximately 129.6% to 138.1% from the same quarter of 2023.

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•	Total revenues to be between RMB16,587 million (US$2,297 million) and RMB17,135 million (US$2,373 million), representing an increase of approximately 89.1% to 95.3% from the same quarter of 2023.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on June 6, 2024 (8:00 PM Beijing/Hong Kong/Singapore Time on June 6, 2024).

A live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.nio.com/news-events/events.

For participants who wish to join the conference using dial-in numbers, please register in advance using the link provided below and dial in 10 minutes prior to the call. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

https://s1.c-conf.com/diamondpass/10039242-7wnhft.html

A replay of the conference call will be accessible by phone at the following numbers, until June 13, 2024:

United States:	+1-855-883-1031
Hong Kong, China:	+852-800-930-639
Mainland, China:	+86-400-1209-216
Singapore:	+65-800-1013-223
International:	+61-7-3107-6325
Replay PIN:	10039242

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About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in assisted and intelligent driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as the industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as proprietary NIO Assisted and Intelligent Driving and its subscription services. Unveiled in May 2024, ONVO, the second smart electric vehicle brand of NIO Inc., is committed to creating better family life, and bringing better brand and product experiences to family users.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the battery swapping, BaaS, and NIO Assisted and Intelligent Driving and its subscription services; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build its current and future brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Non-GAAP Disclosure

The Company uses non-GAAP measures, such as adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP), adjusted loss from operations (non-GAAP), adjusted net loss (non-GAAP), adjusted net loss attributable to ordinary shareholders (non-GAAP) and adjusted basic and diluted net loss per share/ADS (non-GAAP), in evaluating its operating results and for financial and operational decision-making purposes. The Company defines adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP) and adjusted loss from operations (non-GAAP) and adjusted net loss (non-GAAP) as cost of sales, research and development expenses, selling, general and administrative expenses, loss from operations and net loss excluding share-based compensation expenses. The Company defines adjusted net loss attributable to ordinary shareholders (non-GAAP), adjusted basic and diluted net loss per share/ADS (non-GAAP) as net loss attributable to ordinary shareholders and basic and diluted net loss per share/ADS excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value. By excluding the impact of share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

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The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB7.2203 to US$1.00, the noon buying rate in effect on March 29, 2024 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

For more information, please visit: http://ir.nio.com.

Investor Relations

ir@nio.com

Media Relations

global.press@nio.com

Source: NIO

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NIO INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	32,935,111	23,821,960	3,299,303
Restricted cash	5,542,271	4,861,410	673,298
Short-term investments	16,810,107	14,603,982	2,022,628
Trade and notes receivables	4,657,652	3,382,708	468,500
Amounts due from related parties	1,722,603	1,910,133	264,550
Inventory	5,277,726	6,209,727	860,037
Prepayments and other current assets	3,434,763	4,218,952	584,318
Total current assets	70,380,233	59,008,872	8,172,634
Non-current assets:
Long-term restricted cash	144,125	125,645	17,402
Property, plant and equipment, net.	24,847,004	24,630,734	3,411,317
Intangible assets, net	29,648	29,648	4,106
Land use rights, net	207,299	205,973	28,527
Long-term investments	5,487,216	5,454,717	755,470
Right-of-use assets - operating lease	11,404,116	11,302,823	1,565,423
Other non-current assets	4,883,561	3,427,624	474,720
Total non-current assets	47,002,969	45,177,164	6,256,965
Total assets	117,383,202	104,186,036	14,429,599
LIABILITIES
Current liabilities:
Short-term borrowings	5,085,411	4,647,795	643,712
Trade and notes payable	29,766,134	24,164,726	3,346,776
Amounts due to related parties	561,625	681,693	94,413
Taxes payable	349,349	1,120,699	155,215
Current portion of operating lease liabilities	1,743,156	1,641,119	227,292
Current portion of long-term borrowings	4,736,087	4,965,415	687,702
Accruals and other liabilities	15,556,354	13,890,088	1,923,755
Total current liabilities	57,798,116	51,111,535	7,078,865
Non-current liabilities:
Long-term borrowings	13,042,861	11,384,242	1,576,699
Non-current operating lease liabilities	10,070,057	10,105,111	1,399,542
Deferred tax liabilities	212,347	213,708	29,598
Other non-current liabilities	6,663,805	6,657,163	922,007
Total non-current liabilities	29,989,070	28,360,224	3,927,846
Total liabilities	87,787,186	79,471,759	11,006,711

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NIO INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$
MEZZANINE EQUITY
Redeemable non-controlling interests	3,860,384	3,939,908	545,671
Total mezzanine equity	3,860,384	3,939,908	545,671
SHAREHOLDERS’ EQUITY
Total NIO Inc. shareholders’ equity	25,546,233	20,591,153	2,851,842
Non-controlling interests	189,399	183,216	25,375
Total shareholders’ equity	25,735,632	20,774,369	2,877,217
Total liabilities, mezzanine equity and shareholders’ equity	117,383,202	104,186,036	14,429,599

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NIO INC.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended
	March 31, 2023	December 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	9,224,483	15,438,709	8,381,318	1,160,799
Other sales	1,451,988	1,664,467	1,527,318	211,531
Total revenues	10,676,471	17,103,176	9,908,636	1,372,330
Cost of sales:
Vehicle sales	(8,757,407)	(13,600,327)	(7,613,242)	(1,054,422)
Other sales	(1,756,775)	(2,223,621)	(1,807,663)	(250,358)
Total cost of sales	(10,514,182)	(15,823,948)	(9,420,905)	(1,304,780)
Gross profit	162,289	1,279,228	487,731	67,550
Operating expenses:
Research and development	(3,075,611)	(3,972,127)	(2,864,216)	(396,689)
Selling, general and administrative	(2,445,928)	(3,972,706)	(2,996,798)	(415,052)
Other operating income/(losses)	247,402	40,295	(20,790)	(2,879)
Total operating expenses	(5,274,137)	(7,904,538)	(5,881,804)	(814,620)
Loss from operations	(5,111,848)	(6,625,310)	(5,394,073)	(747,070)
Interest and investment income	306,762	1,368,062	350,793	48,584
Interest expenses	(68,663)	(163,881)	(170,875)	(23,666)
Loss on extinguishment of debt	—	—	(11,326)	(1,569)
Share of income/(losses) of equity investees	13,599	32,373	(19,482)	(2,698)
Other income, net	128,290	253,891	67,376	9,331
Loss before income tax expense	(4,731,860)	(5,134,865)	(5,177,587)	(717,088)
Income tax expense	(7,674)	(232,880)	(6,990)	(968)
Net loss	(4,739,534)	(5,367,745)	(5,184,577)	(718,056)
Accretion on redeemable non-controlling interests to redemption value	(72,465)	(78,767)	(79,524)	(11,014)
Net loss/(profit) attributable to non-controlling interests	8,370	(146,261)	6,183	856
Net loss attributable to ordinary shareholders of NIO Inc.	(4,803,629)	(5,592,773)	(5,257,918)	(728,214)

Net loss	(4,739,534)	(5,367,745)	(5,184,577)	(718,056)
Other comprehensive (loss)/income
Change in unrealized losses related to available-for-sale debt securities, net of tax	—	(770,560)	—	—
Change in unrealized losses on cash flow hedges	(1,329)	—	—	—
Foreign currency translation adjustment, net of nil tax	(54,605)	(200,131)	7,468	1,034
Total other comprehensive (loss)/income	(55,934)	(970,691)	7,468	1,034
Total comprehensive loss	(4,795,468)	(6,338,436)	(5,177,109)	(717,022)

Accretion on redeemable non-controlling interests to redemption value	(72,465)	(78,767)	(79,524)	(11,014)
Net loss/(profit) attributable to non-controlling interests	8,370	(146,261)	6,183	856
Other comprehensive loss attributable to non-controlling interests	—	156,026	—	—
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(4,859,563)	(6,407,438)	(5,250,450)	(727,180)
Weighted average number of ordinary shares/ADS used in computing net loss per share/ADS
Basic and diluted	1,649,309,669	1,761,324,976	2,044,151,465	2,044,151,465
Net loss per share/ADS attributable to ordinary shareholders
Basic and diluted	(2.91)	(3.18)	(2.57)	(0.36)

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NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended March 31, 2024
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(9,420,905)	9,753	—	(9,411,152)
Research and development expenses	(2,864,216)	205,983	—	(2,658,233)
Selling, general and administrative expenses	(2,996,798)	65,675	—	(2,931,123)
Total	(15,281,919)	281,411	—	(15,000,508)
Loss from operations	(5,394,073)	281,411	—	(5,112,662)
Net loss	(5,184,577)	281,411	—	(4,903,166)
Net loss attributable to ordinary shareholders of NIO Inc.	(5,257,918)	281,411	79,524	(4,896,983)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(2.57)	0.14	0.04	(2.39)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.36)	0.02	0.01	(0.33)

	Three Months Ended December 31, 2023
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(15,823,948)	19,120	—	(15,804,828)
Research and development expenses	(3,972,127)	355,694	—	(3,616,433)
Selling, general and administrative expenses	(3,972,706)	191,235	—	(3,781,471)
Total	(23,768,781)	566,049	—	(23,202,732)
Loss from operations	(6,625,310)	566,049	—	(6,059,261)
Net loss	(5,367,745)	566,049	—	(4,801,696)
Net loss attributable to ordinary shareholders of NIO Inc.	(5,592,773)	566,049	78,767	(4,947,957)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(3.18)	0.33	0.04	(2.81)

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	Three Months Ended March 31, 2023
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(10,514,182)	18,768	—	(10,495,414)
Research and development expenses	(3,075,611)	363,967	—	(2,711,644)
Selling, general and administrative expenses	(2,445,928)	206,670	—	(2,239,258)
Total	(16,035,721)	589,405	—	(15,446,316)
Loss from operations	(5,111,848)	589,405	—	(4,522,443)
Net loss	(4,739,534)	589,405	—	(4,150,129)
Net loss attributable to ordinary shareholders of NIO Inc.	(4,803,629)	589,405	72,465	(4,141,759)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(2.91)	0.36	0.04	(2.51)

i All translations from RMB to USD for the first quarter of 2024 were made at the rate of RMB7.2203 to US$1.00, the noon buying rate in effect on March 29, 2024 in the H.10 statistical release of the Federal Reserve Board.

ii Vehicle margin is the margin of new vehicle sales, which is calculated based on revenues and cost of sales derived from new vehicle sales only.

iii Except for gross margin and vehicle margin, where absolute changes instead of percentage changes are calculated.

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